

Eric J. Gervais, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112-6777

Re: Tortoise North American Energy Corporation (the "Fund")
        File Numbers 811-21700 & 333-166089

Dear Mr. Gervais:

On April 15, 2010, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing was made for the purpose of registering an indeterminate number of shares of common stock, preferred stock and debt securities to be offered on an immediate, continuous or delayed basis.

Our comments regarding the filing are set forth below.

General

1.   We note that the Fund did not include a cover letter with the registration statement indicating the purpose of the filing. In the future, we suggest that the Fund include written correspondence with a filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.

2.   Provide the disclosure required by the new proxy disclosure enhancements release, including the information regarding the board's leadership structure and the skills and qualifications of board members. *See* Investment Company Act Release No. 29092 (December 16, 2009).

3.   At an appropriate location in the filing provide the disclosure that may be appropriate under the Commission's recent interpretive release regarding climate change including regulatory or physical impacts of global warming on companies. *See,* Securities Act of 1933 Release No. 9106 (December 16, 2009).

4.   Add appropriate risk disclosure regarding the volatility and turmoil experienced in the credit and equity markets from 2007 to the present.

5. The investment objective of the Fund is to "seek a high level of total return with an emphasis on distribution income paid to stockholders." Total return is commonly understood to consist of capital appreciation and income, yet the Fund includes return of capital distributions from portfolio companies as income. Please reconcile this discrepancy. Also, the Fund's investment objective includes "an emphasis on distribution paid to stockholders." Are the distributions paid by the Fund an "investment" objective, or an operational goal or plan?

Prospectus Cover

6. Add disclosure to the second paragraph regarding the Fund's ability to sell below net asset value. Further, disclose that proceeds from sales by stockholders will go to the stockholders and not the Fund.

Prospectus

7. Please define or list the countries the Fund deems to be in North America.

8. Delete the following sentence from disclosure appearing at the bottom of page i or explain the duty to update: "The information appearing in this prospectus and in any prospectus supplement is accurate only as of the dates on their covers."

9. Similarly, delete the following sentence from the second paragraph of the discussion captioned "Cautionary Notice Regarding Forward-Looking Statements" or specify when the securities laws do not require updates to forward looking statements: "Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement."

10. Add the indicated underlined term to the first sentence of the discussion captioned "Prospectus Summary": "We seek to provide our stockholders with an efficient vehicle to invest in a portfolio of equity securities of companies in the energy sector with their primary operations in North America, including Master Limited Partnerships ("MLPs")." Add disclosure to the third paragraph of this disclosure to the effect that there is no assurance of that the letter of credit will be renewed.

11. Revise the paragraph sub-captioned "Investment Adviser" to indicate that one of the "five publicly traded closed-end management investment companies" has elected to be regulated as a business development company under the 1940 Act.

12. Define the term "primary" appearing in the following sentence under the sub-caption "Prospectus Summary – Principal Investment Policies": "Under normal circumstances, we invest at least 80% of our total assets (including assets we obtain through leverage) in equity securities of companies in the energy sector with their primary operations in North America." (Emphasis added.) Does it mean more than 50% of assets or revenue?

13.   Explain whether the following underlined disclosure appearing under the sub-caption "Use of Leverage by the Company" is deemed to be a nonfundamental Fund policy: "We reserve the right at any time to use financial leverage to the extent permitted by the 1940 Act (50% of total assets for preferred stock and 331/3% of total assets for senior debt securities) or we may elect to reduce the use of leverage or use no leverage at all." (Emphasis added.) If so, the Fund should revise and correct the definition of total assets in the immediately preceding discussion, to wit: "The term total assets includes assets obtained through leverage for the purpose of each nonfundamental investment policy."

14.   Revise the discussion sub-captioned "Company Risks – Capital Markets Volatility Risk" by adding a brief explanation of the history referred to in the following sentence: "If the value of our investments decline or remain volatile, there is a risk that we may be required to reduce outstanding leverage, which could adversely affect our stock price and ability to pay distributions at historical levels." (Emphasis added.)

15.   With respect to the discussion sub-captioned "Canadian Royalty and Income Trust Risk," disclose that royalty or income trusts are pooled entities that involve layering or duplication of managerial fees and expenses.

16.   Disclosure sub-captioned "Risks Associated with Investing in MLPs – MLP Risk" states that the Fund: "invest primarily in equity securities of MLPs and their affiliates." (Emphasis added.) Define the underlined term.

17.   Revise the discussion sub-captioned "Additional Risks to Senior Security Holders" by adding a definition of what the Fund means by the terms debt and preferred.

18.   The proviso paragraph following the caption "Summary of Company Expenses" discusses the assumptions upon which the fee table is based. Explain why the table is based on the Fund's capital structure or net assets as of November 30, 2009. With respect to the second sentence explain the "requirement" which dictates that the table be based on November 30, 2009. Form N-1A requires a fund to use numbers for the last fiscal year (and restate of changes). Form N-2 does not require such restatement.

19.   Revise the fee table consistent with the following:

- first, in light of the Fund's ability to invest in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (*See*, Investment Company Act Release No. 27399 [June 20, 2006]), or confirm to the staff that the indirect expenses will not exceed one basis point,
- second, explain to the staff the basis or assumptions underlying the disclosure in the table indicating that the Fund will incur zero expenses regarding "Current Income Tax" and "Deferred Income Tax,"
- third, reconcile the disclosure appearing under the caption "Example" regarding the assumption of increasing expenses in years 1, 2, and 3 through 10, with the assumption required by General Instruction 11a. to Form N-2,

- fourth, explain to the staff whether the Example reflects net or gross expenses for the entire period shown,
- fifth, revise Footnote 4 as follows: "Other Expenses are based on ~~estimated~~ amounts ~~incurred~~ for the current fiscal year ~~ended November 30, 2009~~. See Instruction 6 to Item 3.1.,
- sixth, downsize Footnote 6,
- seventh, with respect to the discussion in Footnote 7 regarding the adviser's agreement to waive fees, confirm that the adviser or an affiliate may not recover any waived amounts,
- eighth, disclose that the .10% waiver in Footnote 7, is not reflected in the fee table, and confirm to the staff that the Example excludes this waiver,
- ninth, disclose that the .05% waiver of managed assets discussed in Item (ii) in Footnote 7 is equivalent to .10% of net assets to common shareholders based on the estimated amounts of leverage,
- tenth, Footnote 7 states the amount of waivers as a percent of Managed Assets, while the table to which it refers is based on net assets, please disclose in the footnotes how these amounts are connected,
- eleventh, in light of the percentages mentioned in Footnote 7, the note seems clearly to be based on the table appearing in Footnote 6 and not the fee table to which this footnote applies, please revise and correct this presentation, and
- twelfth, since the waiver is for less than a year, delete the last two line items under "Annual Expense".

20.   Further, the fee table shows 2.56% for total annual expenses and 2.45% for net annual expenses. The annual report for year end November 30, 2009 has 3.43% for total expenses and 3.31% for net annual expenses. Why does the fund show lower expense ratios in the fee table than what is in the annual report?

21.   Revise the second sentence of the proviso paragraph following the caption "Financial Highlights" as follows: "The information in this table ~~is derived from our financial statements~~ has been audited by Ernst & Young LLP, whose report, along with our ~~on such~~ financial statements, is contained in our 2009 Annual Report and is incorporated by reference into the statement of additional information, both of which are available from us upon request."

22.   If the Fund invest or may invest in foreign or emerging market investments add appropriate strategy and risk disclosure to the discussion captioned "The Company – Investment Securities." Similarly, if the Fund invest in unsponsored depository receipts add appropriate strategy and risk disclosure.

23.   Disclosure in the first paragraph of the discussion captioned "Leverage – Use of Leverage" states that: "We generally will not use leverage unless we believe that leverage will serve the best interests of our stockholders." (Emphasis added.) Please delete the word "generally" or explain under what circumstance the Fund might use leverage when doing so would not be in the best interest of shareholders.

24. Given that the Fund is nondiversified, we suggest that you replace the underlined term in the following disclosure appearing under the discussion captioned "Risk Factors – Industry Concentration Risk" with another more appropriate term or phrase: "Because we are specifically focused on the energy sector, we may present more risks than if we were broadly <u>diversified</u> over numerous industries and sectors of the economy." (Emphasis added.)

25. The discussion captioned "Risk Factors – Valuation Risk" indicates that market quotes for MLP restricted or convertible units and securities of private companies generally is not available. Revise the disclosure to confirm, as suggested in this disclosure, that the Fund will acquire such securities where the issuer has a marketable outstanding common share counterpart.

26. Revise the following disclosure appearing under the sub-caption "Nondiversification Risk" by deleting the indicated clause: "To the extent we invest a relatively high percentage of our assets in the obligations of a limited number of issuers, we may be more susceptible than a ~~more widely~~ diversified investment company to any single economic, political or regulatory occurrence." (Emphasis added.)

27. With respect to the discussion captioned "Risks Associated with Investing in Companies in the Energy Sector – Regulatory Risk," consider whether this disclosure should be revised in light of the recent West Virginia coal mine disaster or the BP oil rig explosion, fire and massive spill currently unfolding in the Gulf of Mexico.

Statement of Additional Information

28. Fundamental Investment Limitation No. 4 states that the Fund will concentrate in the group of industries constituting the North American energy sector. List the industries comprising this sector.

29. Revise Non-Fundamental Investment Policy No. 1 to indicate that the 60 day notice will be written. Disclosure in the paragraph following this list states that: "Unless otherwise stated, all investment restrictions apply at the time of purchase and we will not be required to reduce a position due solely to market value fluctuations." As appropriate, add disclosure pointing out that §18(a) does require certain actions by the Fund if its asset coverage falls below certain levels. In addition, reconcile this disclosure with disclosure in the first paragraph of the next captioned discussion, "Investment Objective and Principal Investment Strategies."

30. Disclosure sub-captioned "Investment Objective and Principal Investment Strategies - Investments - Other Investment Companies" indicates that the Fund may invest in other investment companies. If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.

31.   The discussion captioned "Net Asset Value" discloses the following: "For purposes of determining the net asset value of a share of common stock, our net asset value will equal the fair value of our total assets . . ." Throughout this discussion fair value is equated with and referred to as a market based valuation methodology. Revise this discussion consistent with §2(a)(41) and Rule 2a-(4) under the 1940 Act.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry Greene

Larry L. Greene
Senior Counsel

Wednesday, May 12, 2010

Loc: Computer/TNAEC04272010RPFD
5/12/2010—4:54:11 PM